Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Hughes Electronics Corporation
General Motors Corporation
Commission File No. 333-105851
Commission File No. 333-105853

General Motors U.S. Pension Review December 12, 2003 In the presentation that follows and in related comments by General Motors management, our use of the words "expect", "anticipate", "estimate", "forecast", "objective", "plan", "goal", "project" and similar expressions is intended to identify forward looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM's most recent report on SEC Form 10-K which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel, labor strikes or work stoppages; market acceptance of the corporation's new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management. GM is recording the remarks and visuals presented today which are copyrighted by GM and may not be reproduced, transcribed, or distributed in any way without the express written consent of General Motors. Therefore, this conference may not be recorded by attendees. We consider your participation to constitute your consent to being recorded today. Additionally, per Regulation G, supplemental financial disclosure is included which provides a quantitative reconciliation of non-GAAP financial disclosures addressed in the context of the following chart set to GM's GAAP financial results and provides definition around non-GAAP terminology addressed.

Agenda Introduction Pension Plan Status Funding Requirements, Funded Status and Pension Expense Asset Management Review Legislative Update and Wrap-Up

Introduction GM plans to contribute $4.1 billion to its U.S. pension plans in December bringing 2003 contributions to $18.5 billion Planned $4.1 billion contribution based on completion of Hughes sale this year Through $18.5 billion funding plan and asset returns in excess of 18% through November 30, GM anticipates: No ERISA Minimum or Variable Rate Premium (VRP) avoidance funding until next decade U.S. hourly and salaried plans close to fully funded on SFAS 87 basis by YE 2003 Improvement in 2004 pension expense, including interest cost on related debt financing, by about $550 million pre-tax (approximately $0.70 EPS)

Introduction GM Asset Management (GMAM) to implement investment strategy that increases the allocation to asset classes that reduce volatility while maintaining expected return of 9% per year GM does not believe wholesale reform of pension funding rules is necessary as GM and other S&P 500 firms are addressing deficits from 2000-2002 bear market

Pension Plan Status

Contribution Requirements $18.5 billion funding plan forecast to result in no ERISA (legal) Minimum or VRP avoidance funding requirements until next decade ERISA Minimum and VRP avoidance "funding holiday" provides GM with significant future financial flexibility Even with 5% actual asset returns in 2004 and beyond, no VRP avoidance funding required through 2010 ERISA Minimum and VRP Avoidance Funding

Contribution Requirements Note: (1) Mid-point of estimated range 5-Yr. Total: $2.9Bn '03 300 3750 '04 650 3750 '05 500 2250 '06 300 2250 '07 1150 2250 ($MM) 5 Yr. Total: $17.2Bn Cash Obligations Before Financing Potential Cash Obligations Post-Financing and Contributions '03 300 '04 650 '05 500 '06 300 '07 1150 ($MM) Debt Maturity Potential Convertible Put Estimated Cash Pension Contributions to Avoid VRP Payments (1) Debt Maturity Potential Convertible Put Estimated Cash Pension Contributions to Avoid VRP Payments (1) GM has gained significant financial flexibility by terming out its near-term obligations ERISA Minimum and VRP Avoidance Funding

Funded Status Forecast greater than $17 billion improvement in funded status in 2003 Based on 2003 actual asset returns of 18% and YE 2003 discount rate of 6.25% YE 2003 Outlook (17.8) (2.1) (3.8) (6.0) 14.4 4.1 (0.4) 0.9 10.8 (3.7) -30.0 -25.0 -20.0 -15.0 -10.0 -5.0 0.0 5.0 YE 2002 Serv. & Int. Cost Labor Contract 2003 YTD Contrib. Dec 2003 Contrib. 50 bps Lower Disc.Rate (6.25%) 18% Asset Returns YE 2003 Forecast YE 2003 with 6.0% Disc. Rate + 16% Asset Returns YE 2003 with 6.25% Disc. Rate + 20% Asset Returns $ Billions U.S. Hourly and Salaried Plans YE 2003 Sensitivities 18.5

Funded Status Without additional funding, U.S. hourly and salaried plans (combined) forecast to be fully funded by YE 2004 Could be further improved by increases in discount rate from 6.25% level Preliminary YE 2004 Outlook U.S. Hourly and Salaried Plans 7.2 (0.4) 0.5 (6.3) -8.0 -7.0 -6.0 -5.0 -4.0 -3.0 -2.0 -1.0 0.0 1.0 YE 2003 Forecast Serv., Int. & Other Cost 9% Asset Returns YE 2004 Forecast with 6.25% Disc. Rate $ Billions

Pension Expense 2004 pre-tax pension expense forecast to decrease to $1.5 billion from $2.6 billion in 2003 2004 expense reduction of about $550 million pre-tax (approximately $0.70 EPS) after taking into account increase in related interest cost on mid-year financing Final 2004 pension expense dependent on actual 2003 asset returns and YE 2003 discount rate 2004 Pension Expense Outlook (1) Relates to GM U.S. Pension Plans (2) 2004 pension expense estimate based on forecast 2003 actual asset returns of 18% and YE 2003 discount rate of 6.25%

Pension Expense Improvement in pension expense lags improvement in funded status from increased asset base Actuarial losses (e.g., asset returns below expected rate of return, decrease in discount rates) continue to be amortized over time into expense at a level of $1.7 billion in 2004 Amount will reduce over time and through offsetting actuarial gains such as superior asset returns and/or an increase in discount rates Elements of Pension Expense Based on actual 2003 asset returns of 18% and YE 2003 discount rate of 6.25% Expected asset return rate assumption of 10% per year through 2002 and 9% for 2003 and beyond 2

Asset Management Review

Asset Management Review Historically GM pension funds have been managed to generate long-run expected asset return assumption of 9-10% Return expectation based on asset allocation of 55-60% equities, 30-35% bonds, and 10-15% other assets (e.g., real estate, private equity) Risk of higher short term asset volatility viewed as acceptable given long-term nature of pension liabilities Measures were taken in 2001/2002 to reduce volatility, principally through a reduction in equity market exposure and utilization of certain risk mitigation strategies Reduced long-run asset return assumption to 9% in 2003 Background

Asset Management Review Plan assets have yielded returns in excess of 18% through end of November Have generated annualized returns of over 9% on a rolling 15-year basis Actual Returns Current Expected Long-term Return on Assets * Through November 2003

Asset Management Review In anticipation of 2003 contributions, GMAM studied a range of alternatives to lower asset return volatility Further shift from equity to bond exposure not optimal due to low fixed income returns Analysis pointed to increased allocation to asset classes where active management had generated significant excess returns Resulting strategies showed low correlations to stock and bond markets and higher expected returns than bonds. This indicated: Increased commitments to "high alpha" asset classes, such as emerging market equity and debt, domestic high yield, small cap equity, real estate and private equity Higher allocations to "absolute return" strategies that include equity long/short, relative value and event driven strategies Review of Alternative Strategies

Asset Management Review In the aggregate, proposed investment strategy has less exposure to equity market risks and greater reliance on manager skill to produce excess returns ("alpha") to meet 9% return target GMAM also recommended the continuation of various risk mitigation strategies that have been successfully utilized since 1998 Reduced exposure to large-cap equity markets, increased allocations to asset classes which are not highly correlated, and use of various risk mitigation strategies, should result in less volatile asset returns Proposed Investment Strategy

Asset Management Review When fully implemented, the proposed strategy will have the following allocations: Results in a more diversified portfolio that meets objective of reducing asset return volatility while maintaining 9% long-run expected return Existing (%) Proposed (%) Change U.S. Equities 29 - 33 24 - 28 Foreign Equities 17 - 21 17 - 21 Global Equity 46 - 54 41 - 49 Global Bonds 32 - 36 32 - 36 Real Estate 7 - 11 8 - 12 Alternatives 6 - 8 9 - 13 Proposed Investment Strategy

Legislative Update and Wrap-Up

Legislative Update GM supports replacement of 30-year Treasury benchmark with corporate bond index No near-term impact on GM's ERISA Minimum and VRP avoidance funding GM does not believe wholesale reform of pension funding rules is necessary GM and other S&P 500 firms are addressing deficits from 2000-2002 bear market S&P 500 Pension Contributions S&P 500 Pension Contributions Year Contributions 2003E $39 billion 2002 $48 billion 2001 $15 billion Source: CSFB, 10/15/2003 Source: CSFB, 10/15/2003

Wrap-Up GM has moved aggressively to take pension issue off the table in 2003 $18.5 billion funding plan and asset returns of over 18% through November are forecast to result in: No ERISA Minimum or VRP avoidance funding requirements through this decade, even under conservative assumptions U.S. hourly and salaried plans close to fully funded status by YE 2003 Reduction in 2004 pension and related interest expense of about $550 million pre-tax (approximately $0.70 EPS) GMAM proposed investment strategy forecast to reduce asset return volatility while maintaining 9% long-run expected asset return

Supplemental Charts

Updated Key Slides from August 2002 Pension Review With Security Analysts and Media

Pension Funded Status Pension Contribution Requirements Pension Expense Agenda

Overview Funded Status U.S. Pension Plans as of December 31, 2002: Funded Status = Difference between Market Value of Pension Assets and PV of Pension Liabilities (Projected Benefit Obligation) (1) SFAS 87 funded status for U.S. Hourly and Salaried plans only was ($17.8) billion at YE 2002

Pension Assets Under SFAS 87, Pension assets (MVA) are measured at the end of each reporting year (December 31) Point-in-time valuation The change in MVA from one year-end to another is impacted by the following: Actual return on plan assets Contributions to the plan Benefit payments to retirees from the plan Funded Status

Projected Benefit Obligation (PBO) is measured by determining the present value of expected future cash flows to plan beneficiaries based on past service Point in time present value calculation is based on selected discount rate Discount rate based on high quality corporate bond rates prevailing at year end All future benefit plan payments are based on current Benefit Plan provisions and assumptions regarding factors such as: Employee Retirement Age Mortality Disability, Turnover,etc. Funded Status Pension Liability

Funded Status Sensitivity Analysis: Rules of Thumb + _ + _ + _ + _

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 All US Plans -18.5 -9.3 -2.9 -1.2 -1.3 -2 7.2 1.7 -9.1 -19.3 $ billions U.S. Pension Funded Status Overview Funded Status% 72 84 96 98 98 97 110 102 88 76 Contributions 4.4 7.7 10.4 0.8 1.5 1.2 0.9 5.1 0.1 4.9 GM Plans achieved fully funded status in 1999 with $26.9 billion of contributions from 1993 to 1999 Despite $37 billion of contributions in the last decade, year end 2002 pension funded status remained near historic lows of 1993 Historical Perspective (1) SFAS 87 funded status for U.S. Hourly and Salaried plans was ($17.8) billion at YE 2002 1

Cash contribution requirements are determined by two primary sets of rules under ERISA(1): ERISA Minimum Funding requirements PBGC(2) Premium requirements Contributions are required and penalties may apply when plans are significantly underfunded Definitions of pension assets and liability used to determine contribution requirements differ from those used to determine SFAS 87 funded status Key drivers of contribution requirements include: Actual return on plan assets SFAS 87 Expected long-term return on assets (9% assumption) has no impact on contribution requirements Various factors affecting plan liability values Contribution Requirements (1) Employee Retirement Income Security Act (2) Pension Benefit Guarantee Corporation Overview

Pension Expense Components of SFAS 87 Pension Expense Service cost The present value of the retirement benefits earned by employees during the current year Interest cost The increase in the pension liability due to the passage of time (one year closer to paying benefits) Expected asset returns The expected return on pension plan assets; reduces pension expense Amortization of prior service cost Increases or decreases in the liability due to plan amendments are amortized over the average future working life of plan participants Amortization of gains or losses Total accumulated gains or losses (e.g., due to difference between actual asset returns and expected asset returns, changes in discount rate and mortality levels versus assumptions, etc.) above a certain threshold are amortized over the average future working life of plan participants SFAS 87 Pension Expense = Service cost + Interest cost - Expected asset returns + Amortization of prior service cost +/- Amortization of gains or losses

Pension Expense Sensitivities Sensitivity Analysis: Rules of Thumb * Assumes current expected long-term return on assets of 9% _ + _ + _ + _ +

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and The News Corporation Limited (“News Corporation”) filed definitive materials with the Securities and Exchange Commission (“SEC”), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC’s website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes’ 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” “outlook,” “objectives,” “strategy,” “target,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.